UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-11037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Praxair Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Praxair Retirement Savings Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Retirement Savings Plan

Danbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Praxair Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

May 27, 2011

Praxair Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

	December 31,
	2010	2009
Assets:
Investments, at fair value (Notes 5 and 6):	$1,053,862,053	$949,517,242
Receivables:
Participants contributions	249,157	219,463
Employer contributions	119,791	100,353
Notes receivable from participants	25,682,891	23,348,895

Total receivables	26,051,839	23,668,711

Total Assets	$1,079,913,892	$973,185,953
Liabilities:
Accrued expenses	42,287	26,154

Net Assets Available for Benefits, at Fair Value	1,079,871,605	973,159,799
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(2,710,740)	3,067,283

Net Assets Available for Benefits	$1,077,160,865	$976,227,082

The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

Additions to (Deductions from) Net Assets
Contributions:
Participants	$33,063,045
Employer	14,553,273
Rollovers from other plans (Note 2)	1,950,183

Total Contributions	49,566,501

Investment income:
Net appreciation in fair value of investments (Note 5)	108,713,551
Interest and dividends	20,453,159

Net Investment Income	129,166,710

Interest on participant notes receivable	901,347

Benefit payments to participants	(89,336,303)
Administrative expenses	(384,325)

(89,720,628)

Increase in Net Assets	89,913,930

Transfers from other plans (Note 9)	11,110,002
Transfers to other plans (Note 9)	(90,149)
Net Assets Available for Benefits
Beginning of year	976,227,082

End of year	$1,077,160,865

The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 - Inception of the Plan

Praxair, Inc. (the “Company”) established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on June 30, 1992. Effective July 1, 2002, the Plan was renamed the Praxair Retirement Savings Plan (the “Plan”).

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information does not apply to employees covered under a bargaining unit agreement. Employees covered under a collective bargaining agreement should refer to such agreement for the terms applicable to them.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Retirement Savings Plan (the “Administrator”). The activities of the Administrator are overseen by the Finance and Pension Committee of the Board of Directors of Praxair, Inc. The Trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan, are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan) based on contribution limits established by the Administrator. Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis or a combination of both. Highly compensated employees (as defined in the Code) were allowed to contribute up to 13% of their eligible compensation, of which up to 9% could be before-tax, through June 30, 2010. Effective July 1, 2010, highly compensated employees are allowed to contribute up to 15% of eligible compensation, in any combination of before-tax, after-tax or Roth contributions. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $16,500 in 2010 and 2009. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. The maximum catch-up contribution amount permitted under the Code was $5,500 in 2010 and 2009.

Beginning in 2010, participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis. Roth 401(k) contributions are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above. Distributions from the Roth 401(k) account are free from income tax as long as it has been at least five tax years since the participant first made a Roth contribution to the Plan and the participant is at least age 59 1/2.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Effective December 10, 2010, participants meeting certain minimum age and/or Plan participation requirements are able to convert part of all their 401(k) pre-tax and Company contribution account balances into designated Roth 401(k) account balances.

Amounts converted to Roth 401(k) are subject to income tax in the year of conversion, but are free from income tax upon distribution as long as it has been at least five years since the participant first made Roth contributions (including the conversion) to the Plan and the participant is at least age 59 1/2.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 5% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 5% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

The Company matching contribution available to a Plan participant is determined based on the component of the Plan in which the participant participates. For all Plan participants hired after April 30, 2002 and those Plan participants hired prior to May 1, 2002 who elected to be covered by the Account-Based Design feature of the Plan, the Plan provides for a Company matching contribution equal to 100% of the first 5% of compensation contributed by the participant. For Plan participants who were employees of the Company as of April 30, 2002, who elected to be covered under the Traditional Design feature of the Plan, the Plan provides for a Company matching contribution equal to 70% of the first 2 1/2% of the participant’s compensation contributed to the Plan and 40% of the next 5% of the participant’s compensation contributed to the Plan. The Company matching contributions are made in cash and immediately invested in accordance with the participant’s investment directions.

The Company also makes an annual non-matching contribution on behalf of eligible employees of Praxair Precision Components, Inc. (formerly Treffers Precision, Inc.) who have completed at least one year of service with Praxair Precision Components, Inc. and are employed by Praxair Precision Components, Inc. as of the last day of the Plan year for which the contribution is to be made. This contribution is made in cash equal to 2.5% of each eligible participant’s eligible compensation for the relevant Plan year.

Vesting

Participants are fully vested in their Plan account balances at all times.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

Mutual funds

Common trusts

Praxair Common Stock Fund

Participants may change the investment direction of their contributions and existing balances at any time.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Dividend Payout on Company Stock Funds

A portion of the Plan, consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. The designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan’s provisions) may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on loans outstanding as of December 31, 2010, ranged from 2.25% to 11.50% with various maturity dates through 2040. A loan application fee of $35 is charged to the participant’s account for each new loan.

Loans to participants are carried at unpaid principal balance plus accrued but unpaid interest.

Rollovers

Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit. In limited circumstances, when a participant is automatically enrolled in the plan then subsequently elects not to participate in the Plan, his or her Company matching contribution will be forfeited and used to reduce future Company matching contributions.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Recent Accounting Pronouncements

The following standards were effective for the Plan in 2010:

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

•

Disclosures about Fair Value Measurements – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) — Improving Disclosures about Fair Value Measurements.” The standard added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The portion of this standard related to these items was effective for the Plan in 2010 and its adoption did not have a significant impact on the financial statements. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements effective for the Plan on January 1, 2011. See Note 6 for the required disclosures.

•

Reporting Loans to Participants – In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASC 962), which is effective for the Plan in 2010. This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010. In accordance with the transition provisions, prior years’ presentation and disclosures have been retrospectively adjusted to conform to the new standard.

Reclassification

Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

Participants’ Account Activity

Participant accounts are credited with participant and Company contributions and an allocation of Plan earnings, which is based on participant account balances. Participant accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Fidelity Managed Income Portfolio II Class 3 Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 4 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$1,077,160,865	$976,227,082
Adjustment from fair to contract value for fully benefit-responsive contracts	2,710,740	(3,067,283)

Net assets available for benefits per the Form 5500	$1,079,871,605	$973,159,799

The following is a reconciliation of the net investment income per the financial statements for the year ended December 31, 2010 to the Form 5500:

2010
Total investment income per the financial statements	$129,166,710
Adjustment from fair to contract value for fully benefit-responsive contracts as of December 31, 2010	2,710,740
Adjustment from fair to contract value for fully benefit-responsive contracts as of December 31, 2009	3,067,283

Total investment income per the Form 5500	$134,944,733

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 5 - Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2010 and 2009, respectively, are noted below:

	2010	2009
Praxair Common Stock Fund	$359,485,718	$369,563,031
Fidelity MIP II Class 3 Fund (contract value - $271,813,380 and $247,198,260, respectively)	274,524,120	244,130,977
Fidelity International Discovery Fund	*	49,724,850

*	Not Applicable, investment amount is below five percent

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants is probable. The average yield based on actual earnings was approximately 2% and 3% at December 31, 2010 and 2009, respectively. The average yield based on interest credited to participants was approximately 2% at December 31, 2010 and 2009.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2010
Praxair Common Stock Fund	$64,380,403
Mutual funds	41,554,415
Common trusts	2,778,733

$108,713,551

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 6 - Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following tables summarize investment assets measured at fair value at December 31, 2010 and 2009:

	Investment Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$121,964,946	$—	$—	$121,964,946
Mid-Cap	52,516,314	—	—	52,516,314
Small-Cap	44,182,685	—	—	44,182,685
Balanced	51,720,294	—	—	51,720,294
International	52,504,031	—	—	52,504,031
Emerging markets bond fund	32,922,038	—	—	32,922,038
Domestic bond fund	39,244,470	—	—	39,244,470
Praxair Common Stock Fund	359,485,718	—	—	359,485,718
Common trusts:
Large-Cap	—	13,444,215	—	13,444,215
International	—	11,353,222	—	11,353,222
Domestic bond fund	—	274,524,120	—	274,524,120

Total	$754,540,496	$299,321,557	$—	$1,053,862,053

	Investment Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$106,855,726	$—	$—	$106,855,726
Mid-Cap	37,980,365	—	—	37,980,365
Small-Cap	31,023,878	—	—	31,023,878
Balanced	35,101,268	—	—	35,101,268
International	49,724,850	—	—	49,724,850
Emerging markets bond fund	23,132,444	—	—	23,132,444
Domestic bond fund	31,094,185	—	—	31,094,185
Praxair Common Stock Fund	369,563,031	—	—	369,563,031
Common trusts:
Large-Cap	—	10,277,942	—	10,277,942
International	—	10,632,576	—	10,632,576
Domestic bond fund	—	244,130,977	—	244,130,977

Total	$684,475,747	$265,041,495	$—	$949,517,242

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

There are no plan liabilities required to be recorded at fair value at December 31, 2010 and 2009.

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2010 and 2009.

Mutual Funds – Large-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have large market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Mid-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have moderate market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Small-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have small market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Balanced – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – International – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Emerging Markets Bond Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within emerging markets. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Domestic Bond Fund – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Common Trusts – Large-Cap – This class consists of private funds that invest primarily in marketable equity securities with large market capitalization. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Common Trusts – International – This class consists of private funds that invest primarily in international marketable equity securities and other investments. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Common Trusts – Domestic Bond Fund – This class consists of a commingled stable value fund that primarily invests in domestic fixed income securities, money market funds and may invest in investment contracts issued by insurance companies and other financial institutions. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Praxair Common Stock Fund – The Praxair Common Stock Fund is an employer stock unitized fund. The fund consists of Praxair, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Praxair, Inc. common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Praxair Common Stock Fund is classified as Level 1 within the valuation hierarchy.

Note 7 - Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated September 25, 2003, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and counsel believe that in design and operation, it continues to operate in accordance with applicable law. The Plan was submitted for an updated Internal Revenue Service determination letter on January 31, 2011.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

Note 8 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Plan participants were charged an annual rate of 0.04% of their account balance on a monthly basis from January 1,

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

2010 through June 30, 2010. These fees, which are accumulated and paid out of the Fidelity MIP II Class 3 Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan, the difference would be paid by the Company. No plan expenses were paid by the Company during 2010. Effective July 1, 2010, the participant fee deduction was suspended. The suspension was in effect at December 31, 2010.

Note 9 - Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its subsidiaries during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they are employed at year-end. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $11,110,002 and $90,149, respectively.

On July 1, 2009, the Company acquired Sermatech International Holding Corp. All former Sermatech employees who became employees of the Company became eligible to participate in the Plan effective January 1, 2010. On April 1, 2010, the account balances of the participants of the Sermatech International Holdings Corp. 401(k) plan (“SRM Plan”) were transferred into the Plan through a trust-to-trust transfer. Total assets transferred from the SRM Plan to the Plan in connection with the merger were $8,865,763. The merger had no effect on the value of the Sermatech Plan participants’ account balances.

Note 10 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., the Plan Sponsor, and, therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions.

Note 11 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 12 - Subsequent Events

Effective March 31, 2011, the Morgan Stanley Institutional Core Plus Fixed Income Fund was closed, and no further contributions to the Fund were allowed. All participant balances in the Morgan Stanley Fund were transferred to the Vanguard Total Bond Market Index Fund as of the market close on that date.

On April 14, 2011, shareholders in the Plan’s INVESCO US Small Cap Value Y Fund approved a merger of the Fund into the INVESCO VK Small Cap Value Y Fund. The merger of the two Funds took place on May 20, 2011.

Praxair Retirement Savings Plan

EIN: 06-1249050, Plan Number: 334

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Praxair Common Stock Fund	Stock Fund	**	$359,485,718
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	**	274,524,120
	Columbia Acorn Fund - Class Z	Mutual Fund	**	52,516,314
*	Fidelity International Discovery Fund	Mutual Fund	**	52,504,031
*	Spartan 500 Index Fund	Mutual Fund	**	46,161,650
	Invesco US Small Cap Value Fund Class Y	Mutual Fund	**	44,182,685
*	Fidelity Magellan Fund	Mutual Fund	**	40,598,885
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	37,196,806
*	Fidelity Equity Income Fund	Mutual Fund	**	35,204,411
	PIMCO Emerging Markets Bond Fund	Mutual Fund	**	32,922,038
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	**	24,596,186
	Vanguard Total Bond Market Index Institutional Plus	Mutual Fund	**	14,648,284
	Vanguard LifeStrategy Income Fund	Mutual Fund	**	14,523,488
	Wellington TC Growth Portfolio	Common/Collective Trust	**	13,444,215
	International Index Fund	Common/Collective Trust	**	11,353,222

				1,053,862,053
*	Notes receivables from participants	Rates ranging 2.25% to 11.50%; maturities through 2040	—	25,682,891

	Total investments and notes receivable from participants			$1,079,544,944

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Retirement Savings Plan

Date: May 27, 2011	By:	/S/ JAMES S. SAWYER
James S. Sawyer,
Member of the Administration and Investment
Committee for the Praxair Retirement Savings Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Retirement Savings Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated May 27, 2011, relating to the financial statements and supplemental schedule of the Praxair Retirement Savings Plan appearing in this Form 11-K for the year ended December 31, 2010.

/s/ BDO USA LLP

Philadelphia, Pennsylvania

May 27, 2011